Exhibit 99.1

Sinovac Reports Unaudited Third Quarter Financial Results

-- Conference call scheduled for Thursday, November 12, 2015 at 8:00 AM ET --

BEIJING, November 11, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited third quarter and nine month financial results for the period ended September 30, 2015.

Third Quarter 2015 Financial Highlights

(compared to the third quarter of 2014)

Quarterly sales were $16.8 million, a decrease of 2.0% from $17.1 million in the comparative period. This decline was largely due to changes in exchange rate.

Gross profit was $11.2 million, a decrease of 8.3% from $12.2 million in the prior year period. Gross margin was 66.4%, compared to 70.9% in the prior year period.

Net loss attributable to common shareholders was $1.6 million, or $(0.03) per basic and diluted share, compared to net income attributable to common shareholders of $89,000, or $0.00 per basic and diluted share, in the third quarter of 2014.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Our results this quarter reflect consistent recurring sales of our core products. We are pleased to announce that the site inspection and GMP inspection for production of our EV71 vaccine have been completed, which is a critical step in the final phase of the approval process. We expect to receive final approval for production from the CFDA by early next year. Also, we were pleased to receive clinical trial approval for our varicella vaccine candidate. This live-attenuated vaccine will be an important addition to our product portfolio and will serve as a component in our pipeline measles-mumps-rubella-varicella (MMRV) combination vaccine. We continue to focus on maximizing the distribution of our core vaccine products, as we advance our product pipeline to drive growth for years to come.”

Third Quarter 2015 Business Highlights

Sales and Marketing

In October, Sinovac received a tender from the Jiangsu provincial government to be the supplier of hepatitis A vaccines for the third consecutive year. Under this agreement, Sinovac became the sole supplier of the 2015 hepatitis A vaccine tender in Jiangsu for the first time and will provide 1.1 million doses of its inactivated hepatitis A vaccines over the next 12 months to the Jiangsu provincial government.

As previously announced, Sinovac was also awarded a tender from the Beijing government to supply seasonal influenza vaccines for its 2015 vaccination campaign. The Beijing government plans to order a minimum of 1.2 million doses of the seasonal flu vaccine this year from four domestic vaccine manufacturers for its campaign.

Research and Development

EV71 The site inspection and GMP inspection of the Company’s EV71 vaccine production facility have been completed. The vaccine samples have passed the required testing by the CFDA. Sinovac expects to receive final approval for its EV71 vaccine by early 2016.

Varicella Vaccine Sinovac obtained approval from the CFDA to begin human clinical trials on its varicella vaccine candidate. The Company is currently confirming the site, training staff and preparing for volunteer screening. Sinovac expects the clinical trials to be completed by 2017. Sinovac is currently renovating an existing building on its Dalian campus, which will serve as the commercial production plant for the varicella vaccine. The plant will have a designed annual capacity of 5,000,000 doses.

Unaudited Financial Results for Third Quarter 2015

(In USD'000 except percentage data)	2015 Q3	% of Sales	2014 Q3	% of Sales

Hepatitis A – Healive	4,800	28.6%	3,967	23.1%

Hepatitis A&B – Bilive	3,701	22.0%	3,176	18.5%

Hepatitis vaccines subtotal	8,501	50.6%	7,143	41.6%

Influenza vaccine	8,032	47.8%	9,647	56.3%

Animal vaccine	33	0.2%	102	0.6%

Mumps vaccine	231	1.4%	254	1.5%

Regular sales	16,797	100.0%	17,146	100.0%

H5N1	-	-	-	-

Total sales	16,797	100.0%	17,146	100.0%

Cost of sales	5,643	33.6%	4,986	29.1%

Gross profit	11,154	66.4%	12,160	70.9%

Total sales in the third quarter of 2015 were $16.8 million, a decrease of 2.0% compared to $17.1 million in the same period of 2014. The slight decrease is attributable to the depreciation of the Chinese RMB against the US dollar.

Gross profit was $11.2 million in the third quarter of 2015, compared to $12.2 million in the prior year period. Gross margin decreased to 66.4% from 70.9% in the prior year period. The decrease is primarily due to a lower utilization rate of the Company’s production facilities in 2015. Additionally, in the third quarter of 2015, the Company delivered more Healive to the public market, which resulted in a lower average selling price of products sold compared to the prior year period.

Selling, general and administrative expenses in the third quarter of 2015 were $10.1 million, compared to $8.5 million in the same period of 2014. The increase was mainly due to increased G&A expenses associated with the trial production of the EV71 vaccine for the site inspection.

R&D expenses in the third quarter of 2015 were $2.2 million, compared to $2.5 million in the same period of 2014.

Net loss attributable to common shareholders for the third quarter of 2015 was $1.6 million, or $ (0.03) per basic and diluted share, compared to a net income attributable to common shareholders of $89,000, or $0.00 per basic and diluted share, in the same period last year.

Unaudited Financial Results for nine months ended September 30, 2015

(In USD'000 except percentage data)	2015 YTD	% of Sales	2014 YTD	% of Sales

Hepatitis A – Healive	16,185	36.3%	15,519	36.3%

Hepatitis A&B – Bilive	17,972	40.3%	15,613	36.5%

Hepatitis vaccines subtotal	34,157	76.6%	31,132	72.8%

Influenza vaccine	9,144	20.5%	9,708	22.7%

Animal vaccine	113	0.3%	147	0.3%

Mumps vaccine	1,161	2.6%	1,693	4.0%

Regular sales	44,575	100.0%	42,680	99.8%
H5N1	-	-	102	0.2%

Total sales	44,575	100.0%	42,782	100.0%

Cost of sales	11,484	25.8%	11,289	26.4%
Gross profit	33,091	74.2%	31,493	73.6%

Total sales in the first nine months of 2015 were $44.6 million, an increase of 4.2% from $42.8 million in the same period of 2014. The increase is primarily due to increased sales of Healive into the public market and increased sales of Bilive into the private-pay market.

Gross profit in the first nine months of 2015 was $33.1 million, an increase of 5.1% from $31.5 million in the same period of 2014. Gross margin was 74.2%, compared to 73.6% in the same period of 2014.

Selling, general and administrative expenses in the first nine months of 2015 were $26.2 million, compared with $24.9 million in the same period of 2014.The increase was mainly due to increased G&A expenses associated with the trial production of the EV71 vaccine for the site inspection.

R&D expenses in the first nine months of 2015 were $6.6 million, compared to $7.5 million in the same period of 2014.

Net loss attributable to common shareholders in the first nine months of 2015 was $1.6 million, or $(0.03) per basic and diluted share, compared to net loss of $2.2 million, or $(0.04) per basic and diluted share, in the same period of 2014.

As of September 30, 2015, cash and cash equivalents totaled $54.4 million, compared to $91.5 million as of December 31, 2014. In the first nine months of 2015, net cash used in operating activities was $11.0 million. Net cash used in investing activities was $3.4 million, which was for the payment of property, plant and equipment. Net cash used in financing activities was $21.9 million, including loan proceeds of $14.4 million and loan repayment of $37.2 million. As of September 30, 2015, the Company had $24.9 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

Conference Call Details

Sinovac will host a conference call on Thursday, November 12, 2015 at 8:00 a.m. ET (November12, 2015 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available from 11:00 a.m. ET on November13, 2015 through November 27, 2015. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13616892.

A live audio webcast of the call will also be available on the Investor Relations section of the Company’s website at www.sinovac.com. A webcast replay will be available on the Company’s website for 30 days following the call.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

Katherine Knight

Phone: +1 (646) 277-1276

Email: katherine.knight@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of September 30, 2015 and December 31, 2014

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	September 30, 2015 (Unaudited)	December 31,2014

Cash and cash equivalents	$54,360	$91,518
Accounts receivable – net	46,277	40,757
Inventories	20,826	18,832
Prepaid expenses and deposits	1,129	1,430
Deferred tax assets	1,786	2,266
Total current assets	124,378	154,803

Property, plant and equipment	64,917	68,417
Prepaid land lease payments	9,956	10,405
Long-term inventories	2,585	2,648
Long-term prepaid expenses	-	3
Prepayments for acquisition of equipment	1,677	1,387
Deferred tax assets	731	515
Licenses	86	352
Total assets	204,330	238,530

Current liabilities
Short-term bank loans and current portion of long-term debt	24,900	47,375
Loan from a non-controlling shareholder	2,576	2,595
Accounts payable and accrued liabilities	18,443	23,237
Income tax payable	322	1,101
Deferred revenue	3,781	4,996
Deferred government grants	882	530
Total current liabilities	50,904	79,834

Deferred government grants	6,382	7,494
Long-term debt	771	1,803
Deferred revenue	7,021	7,191
Other non-current liabilities	473	482
Total long-term liabilities	14,647	16,970

Total liabilities	65,551	96,804

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	56
Additional paid-in capital	109,430	108,243
Accumulated other comprehensive income	9,562	12,022
Statutory surplus reserves	12,627	12,627
Accumulated deficit	(7,962)	(6,384)
Total shareholders' equity	123,714	126,564

Non-controlling interests	15,065	15,162
Total equity	138,779	141,726
Total liabilities and equity	$204,330	$238,530

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and nine months ended September 30, 2015 and 2014

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Sales	$16,797	$17,146	$44,575	$42,782
Cost of sales	5,643	4,986	11,484	11,289
Gross profit	11,154	12,160	33,091	31,493

Selling, general and administrative expenses	10,080	8,515	26,173	24,896
Provision for doubtful accounts	414	205	498	499
Research and development expenses	2,214	2,545	6,647	7,512
Loss (gain) on disposal and impairment of property, plant and equipment	(11)	1	(35)	30
Government grants recognized in income	(58)	-	(501)	-
Total operating expenses	12,639	11,266	32,782	32,937
Operating income (loss)	(1,485)	894	309	(1,444)

Interest and financing expenses	(493)	(905)	(1,502)	(2,487)
Interest income	234	575	949	2,120
Other income (expenses)	31	(38)	134	179
Income (loss) before income taxes and non-controlling interests	(1,713)	526	(110)	(1,632)
Income tax expense	(267)	(419)	(1,258)	(842)
Net Income (loss)	(1,980)	107	(1,368)	(2,474)
Less: (Income) loss attributable to the non-controlling interests	382	(18)	(210)	319
Net Income (loss) attributable to shareholders of Sinovac	(1,598)	89	(1,578)	(2,155)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(2,821)	964	(2,766)	(1,439)
Total comprehensive income (loss)	(4,801)	1,071	(4,134)	(3,913)
Less: comprehensive (income) loss attributable to non-controlling interests	700	(146)	96	492
Comprehensive income (loss) attributable to shareholders of Sinovac	$(4,101)	$925	$(4,038)	$(3,421)

Weighted average number of shares of common stock outstanding
Basic	56,424,587	55,722,435	56,126,013	55,658,173
Diluted	56,424,587	56,118,063	56,126,013	55,658,173

Earning (loss) per share
Basic	(0.03)	0.00	(0.03)	(0.04)
Diluted	(0.03)	0.00	(0.03)	(0.04)

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2015 and 2014

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Cash flows used in operating activities
Net income (loss)	$(1,980)	$107	$(1,368)	$(2,474)
Adjustments to reconcile net income (loss) to net cash
Used in operating activities:
- deferred income taxes	(465)	122	234	545
- stock-based compensation	316	72	637	215
- inventory provision	(68)	42	500	584
- provision for doubtful accounts	416	205	498	499
- loss (gain) on disposal and impairment of property, plant and equipment	(11)	1	(35)	30
- government grants recognized in income	(58)	-	(501)	-
- depreciation of property, plant and equipment and amortization of licenses	1,747	736	5,198	5,270
- amortization of the prepaid land lease payments	68	66	205	198
- accretion expenses	31	30	90	85
Changes in:
- accounts receivable	(3,828)	(5,753)	(7,441)	(9,407)
- inventories	1,881	976	(3,205)	(6,808)
- income tax payable	(415)	297	(797)	297
- prepaid expenses and deposits	100	(425)	621	(773)
- deferred revenue	(12)	69	(1,116)	(616)
- accounts payable and accrued liabilities	(966)	(1,334)	(4,544)	(3,793)
- other non-current liabilities	6	-	6	-

Net cash used in operating activities	(3,238)	(4,789)	(11,018)	(16,148)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	2,433	8,920	14,389	17,837
- Repayments of bank loans	(8,673)	(1,463)	(37,214)	(10,005)
- Proceeds from issuance of common stock, net of share issuance costs	50	84	551	336
- Proceeds from shares subscribed	(9)	(74)	-	6
- Government grants received	389	3,244	398	3,429

Net cash provided by (used in) financing activities	(5,810)	10,711	(21,876)	11,603

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(528)	(1,624)	(3,373)	(7,307)

Net cash used in investing activities	(528)	(1,624)	(3,373)	(7,307)

Exchange gain (loss) on cash and cash equivalents	(820)	422	(891)	(1,036)

Increase (decrease) in cash and cash equivalents	(10,396)	4,720	(37,158)	(12,888)

Cash and cash equivalents, beginning of period	64,756	89,634	91,518	107,242

Cash and cash equivalents, end of period	$54,360	$94,354	$54,360	$94,354